PRESS RELEASE

FOR IMMEDIATE RELEASE

“Neptune Technologies & Bioressources Inc. Announces

A Major Reorganization of its Capital Structure”

Laval, Quebec, Canada, January 20th, 2006, Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» is pleased to announce a major reorganization of its capital structure pursuant to which Neptune:

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Increased its credit line margin.

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Eliminated all of its long-term convertible debentures (through conversion or redemption).

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Significantly diminished its annual interest expense

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Realized a material extraordinary gain.

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Issued treasury common shares.

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Improved its working capital.

“The first step of the capital reorganization targets the short term, where Neptune increased its credit line margin from $200,000 to $1,000,000 and obtained a government financial contribution for supporting international marketing efforts.  Those available funds, from the increased credit line, will allow Neptune to acquire more raw material inventories to support its growing demand,” stated Mr. Xavier Harland, Director of Finance at Neptune Technologies & Bioressources Inc.

Neptune afterward modified the terms of the debenture issued in 2005 to Innovatech du Sud du Quebec (“Innovatech”) in order for Innovatech to convert it immediately in common shares of Neptune.  Thereafter, Innovatech converted the principal of said debenture as well as the principal of the debenture issued in 2003 by Neptune to Innovatech, totalling $3,457,122, into 3,350,000 common shares of Neptune, at a deemed average conversion price of $1.03 per share.  Furthermore, Neptune concluded a shares for debt settlement with Innovatech for the interest due totalling $824,390 by issuing to Innovatech 450,000 common shares at a deemed issue price of $0.94 per share, to pay $424,390 of interest after a $400,000 write-off conceded by Innovatech.

Thereafter, Innovatech sold to new investors, mainly institutional, 3,500,000 units for $3,500,000.  Each unit includes one common share of Neptune and a half call option for its holder to acquire from Innovatech, for a 2 year period, one (1) common share of Neptune held by Innovatech at $1.25, per call option.

Neptune finalized a private placement, by issuing 600,000 common shares, from treasury, at a price per share of $1.00.  Under the terms of this private placement, as a commission, 69,187 common shares were issued to the lead agent Fraser Mackenzie and to its sub-agents, MGI Securities Inc., Octagon Capital Corporation, Acumen Capital Finance Partners Limited and Bolder Investment Partners Ltd..

Neptune also concluded a shares for debt settlement with some creditors for a sum of $219,000 pursuant to which it proceeded with the issuance of 219,000 common shares at a deemed price of $1.00 per share.

Moreover, 387,500 call options on Neptune stock, granted by Innovatech, were issued during the private placement and the shares for debt settlement with some creditors.  These call options have the same terms as the 1,750,000 call options described above.

All common shares issued from treasury by Neptune pursuant to the private placement and the shares for debt settlements are subject to a restriction and cannot be alienated for a four (4) month period following their issuance.

Fraser MacKenzie received a total cash commission of $120,813 in consideration of the services provided in connection with the private placement and the sale of the 3,500,000 shares held by Innovatech to certain investors.

Neptune also issued 450,000 options, to purchase 450,000 common shares at $1 per share for a maximum 5 year period, to its management, which are subject to Neptune shareholder and regulatory approval of an amendment to the incentive stock option plan.

Finally Innovatech has accepted to sell a maximum of 75,000 Neptune share per month from the outstanding shares owned by Innovatech and not subject to a call option nor any other restrictions.

Neptune has also taken all measures necessary in order that within 30 days, it will no longer owe any sums to Desjardins pursuant to the debentures previously issued to Desjardins, representing in the aggregate approximately $1,332,500 in principal and interest as of today.

HENCE, THROUGH ITS CAPITAL STRUCTURE REORGANIZATION, NEPTUNE WILL HAVE:

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Increased its credit line to $1,000,000.

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Eliminated $5,614,012 of capitalized debentures (bearing 15% interest).

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Eradicated approximately $750,000 of the annual interest expense.

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Realized a proceed of $1,6 Million.

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Generated an extraordinary gain of $1,1 Million.

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Negotiated for its new investors, 2,250,000 call options at $1.25/2 yr. on Neptune common stock owned by Innovatech.

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Issued only 4,688,187 common shares.

“We are very happy with the outcome of this transaction for all of Neptune’s shareholders, understanding that this transaction brings the company towards profitability,” stated Mr. André Godin, Vice President Administration and Finance for Neptune Technologies & Bioressources Inc.  “We also would like to acknowledge the good collaboration of Innovatech in this transaction, always working with Neptune to realize this deal within the defined timeline and to overcome difficult obstacles.” added Mr. Godin.  “It is the result of an excellent team work, starting with the creativity and the negotiation skills of our CEO combined with the high contribution and commitment of our VP Science & R&D” said Mr. Godin.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations

(450) 972-6291